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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           Vesta Insurance Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value(1)
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                         (Title of Class of Securities)

                                    925391104
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                                 (CUSIP Number)

                                 James A. Taylor
                        Birmingham Investment Group, LLC
                              17 North 20th Street
                            Birmingham, Alabama 35203
                                 (205) 327-3500
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 30, 1999
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






         POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


----------------------------
         (1) The Common Stock of the Issuer is issuable upon conversion of the Series A Convertible Preferred Stock of the Issuer, as described in the Certificate of Designation of Preferences and Rights of Series A Convertible Preferred Stock of Vesta Insurance Group, Inc., as filed with the Delaware Secretary of State on September 30, 1999 (the "Certificate of Designation").


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CUSIP No. 925391104                                           Page 2 of 6 Pages


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Birmingham Investment Group, LLC
         -----------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
            --------------------------------------------------------------------

         (b)
            --------------------------------------------------------------------


3.       SEC Use Only
                     -----------------------------------------------------------

4.       Source of Funds (See Instructions) WC
                                            ------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                     -----------------------------------------------------------

6.       Citizenship or Place of Organization Delaware
                                              ---------------------------------


Number of         7.      Sole Voting Power    5,900,000(2)
Shares Bene-                                ------------------------------------
ficially          8.      Shared Voting Power
Owned by Each                                -----------------------------------
Reporting         9.      Sole Dispositive Power    5,900,000(3)
Person With                                     --------------------------------
                  10.     Shared Dispositive Power
                                                  ------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting
         Person 5,900,000(4)
                ------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                       ---------------------------------------------------------


--------
     (2) Upon conversion of the Series A Convertible Preferred Stock of the Issuer into Common Stock of the Issuer, the Reporting Person will have sole power to vote 5,900,000 shares of Common Stock of the Issuer, subject to adjustment, as described in the Certificate of Designation. Prior to conversion, each share of Series A Convertible Preferred Stock of the Issuer has the right to one vote for each share of Common Stock of the Issuer into which the Series A Convertible Preferred Stock of the Issuer can be converted. Each share of Series A Convertible Preferred Stock of the Issuer is convertible into two shares of Common Stock of the Issuer, for an aggregate of 5,900,000 shares of Common Stock of the Issuer, as of the date of this Statement, subject to adjustment, as described in the Certificate of Designation.

     (3) Upon conversion of the Series A Convertible Preferred Stock of the Issuer into Common Stock of the Issuer, the Reporting Person will have sole power to dispose of 5,900,000 shares of Common Stock of the Issuer, subject to adjustment, as described in the Certificate of Designation.

     (4) The Reporting Person beneficially owns 5,900,000 shares of Common Stock of the Issuer, which are issuable upon conversion of the Series A Convertible Preferred Stock of the Issuer, subject to adjustment, as described in the Certificate of Designation.


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CUSIP No. 925391104                                           Page 3 of 6 Pages


13.      Percent of Class Represented by Amount in Row (11) Approximately 24%(5)
                                                           ---------------------

14.      Type of Reporting Person (See Instructions)
         00 (limited liability company)
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------












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     (5) The Reporting Person beneficially owns approximately 24% of the outstanding shares of the Common Stock of the Issuer, which are issuable upon conversion of the Series A Convertible Preferred Stock of the Issuer, subject to adjustment, as described in the Certificate of Designation.


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CUSIP No. 925391104                                            Page 4 of 6 Pages


Item 1.  Security and Issuer.

         This Statement on Schedule 13D (the "Statement") relates to shares of Common Stock, $.01 par value, of Vesta Insurance Group, Inc. (the "Common Stock"), which are issuable upon conversion of the Series A Convertible Preferred Stock, $.01 par value, of Vesta Insurance Group, Inc. (the "Series A Convertible Preferred Stock").

         Vesta Insurance Group, Inc. (the "Issuer") is a Delaware corporation, whose principal executive offices are located at 3760 River Run Drive, Birmingham, Alabama 35243.

Item 2.  Identity and Background.

         This Statement is filed by Birmingham Investment Group, LLC (the "Reporting Person"), which is a Delaware limited liability company, whose principal business is investing in the equity securities of the Issuer. The principal office of the Reporting Person is located at 17 North 20th Street, Birmingham, Alabama 35203.

         To the best of the Reporting Person's knowledge, during the five years prior to the date hereof, no member of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the five years prior to the date hereof, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any member of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         On September 30, 1999, the Reporting Person purchased 2,950,000 shares of Series A Convertible Preferred Stock of the Issuer, which are convertible into 5,900,000 shares of Common Stock of the Issuer, subject to adjustment, as described in the Certificate of Designation, with proceeds from capital contributions by its members in the amount of $25,075,000.

Item 4.  Purpose of Transaction.

         The Reporting Person acquired shares of the Series A Convertible Preferred Stock of the Issuer, which are convertible into shares of Common Stock of the Issuer, for investment purposes.

         Although the Reporting Person has not formulated any definitive plans to do so, it may from time to time acquire additional securities of the Issuer, or dispose of securities of the Issuer, if and when it deems it appropriate in light of market conditions, investment policies and other factors, subject to the limitations set forth in the Stock Purchase Agreement by and among Vesta Insurance Group, Inc. and Birmingham Investment Group, LLC (the "Stock Purchase Agreement"), which, for the next three years, generally limits the purchase by the Reporting Person of additional securities of the Issuer which would increase the Reporting Person's voting power in the Issuer above 40%.

         Pursuant to the terms of the Stock Purchase Agreement, nominees of the Reporting Person will obtain two positions on the Issuer's Board of Directors, which positions will increase proportionally as the size of the Issuer's Board of Directors increases. Nominees of the Reporting Person will also have the right to proportional representation on each committee of the Issuer's Board of Directors, except for any committee that may be established solely to approve transactions between the Reporting Person, or any affiliate thereof, and the Issuer.

     Pursuant to the terms of the Certificate of Designation, the Issuer may not merge into or consolidate with any other corporation (other than a wholly owned subsidiary corporation) if the Issuer is not the surviving entity in such merger or consolidation, or sell, convey or otherwise dispose of all or substantially all of its property or business, without the


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CUSIP No. 925391104                                            Page 5 of 6 Pages


approval of at least a majority of the outstanding shares of Series A Convertible Preferred Stock of the Issuer, if, as a result of such merger, consolidation, sale, conveyance or disposition, appropriate provision is not made for the Series A Convertible Preferred Stock of the Issuer to be converted into, or exchanged for, shares of the surviving corporation or acquiring entity, having the same (or more favorable) rights and preferences with respect to the surviving corporation or acquiring entity as exist with respect to the Issuer.

         Except as set forth above, the Reporting Person has no plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) The Reporting Person beneficially owns 5,900,000 shares of Common Stock, or approximately 24% of the outstanding shares of Common Stock, of the Issuer, which are issuable upon conversion of the 2,950,000 shares of Series A Convertible Preferred Stock, or 100% of the outstanding shares of the Series A Convertible Preferred Stock, of the Issuer, subject to adjustment, as described in the Certificate of Designation.

         (b) Upon conversion of the Series A Convertible Preferred Stock of the Issuer into Common Stock of the Issuer, the Reporting Person will have sole power to vote 5,900,000 shares of Common Stock of the Issuer, subject to adjustment, as described in the Certificate of Designation. Prior to conversion, each share of Series A Convertible Preferred Stock of the Issuer has the right to one vote for each share of Common Stock of the Issuer into which the Series A Convertible Preferred Stock of the Issuer can be converted. Each share of Series A Convertible Preferred Stock of the Issuer is convertible into two shares of Common Stock of the Issuer, for an aggregate of 5,900,000 shares of Common Stock of the Issuer, as of the date of this Statement, subject to adjustment, as described in the Certificate of Designation.

         Upon conversion of the Series A Convertible Preferred Stock of the Issuer into Common Stock of the Issuer, the Reporting Person will have sole power to dispose of 5,900,000 shares of Common Stock of the Issuer, subject to adjustment, as described in the Certificate of Designation.

         (c) Other than the Reporting Person's acquisition of 2,950,000 shares of Series A Convertible Preferred Stock of the Issuer, which are convertible into 5,900,000 shares of Common Stock of the Issuer, subject to adjustment, as described in the Certificate of Designation, on September 30, 1999, which is the subject of this Statement, there has been no transaction regarding either the Common Stock of the Issuer or the Series A Convertible Preferred Stock of the Issuer effected during the past sixty days by the Reporting Person.

         (d) Inapplicable.

         (e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         There is no contract, arrangement, understanding or relationship (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

         (99) - 1: Form of Certificate of Designation of Preferences and Rights of Series A Convertible Preferred Stock of Vesta Insurance Group, Inc., filed as Appendix A to the Issuer's Definitive Proxy Statement, dated August 9, 1999, is hereby incorporated herein by reference.

         (99) - 2: Convertible Preferred Stock Purchase Agreement by and among Vesta Insurance Group, Inc. and Birmingham Investment Group, LLC, filed as Exhibit (10) - 1 to the Issuer's Current Report on Form 8-K, dated June 29, 1999, is hereby incorporated herein by reference.




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CUSIP No. 925391104                                            Page 6 of 6 Pages




Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Date:     October 12, 1999
      ------------------------


                                                   /s/ James A. Taylor
                                             -----------------------------------
                                                James A. Taylor, Manager